AB 3/19

U.S. SECURITIES AND E[illegible]
WASHINGTO[illegible]

09059888

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-67486

REPORT FOR THE PERIOD BEGINNING	01/01/08	AND ENDING	12/31/08
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Clearview Correspondent Services, LLC

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 16 2009
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

8006 Discovery Drive, Suite 400
(No. and Street)

Richmond	Virginia	23229
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randall B. Saufley, Chief Financial Officer — 804-649-3965
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

214 N. Tryon	St. Suite 3600	Charlotte	North Carolina	28202
(ADDRESS)	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Oath or Affirmation

I, Randall B. Saufley, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Clearview Correspondent Services LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Randall B. Saufley
Chief Financial Officer

Rosanna A. Bleakney
Notary Public

This report** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clearview Correspondent Services, LLC

(a subsidiary of BB&T Corporation)
Statement of Financial Condition
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
214 North Tryon Street
Suite 3600
Charlotte, NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100
www.pwc.com

Report of Independent Auditors

To the Board of Managers and Member of
Clearview Correspondent Services, LLC
(a subsidiary of BB&T Corporation)

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial condition of Clearview Correspondent Services, LLC (the Company) at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management; our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2009

Clearview Correspondent Services, LLC
Statement of Financial Condition
December 31, 2008

Assets		
Cash	$	2,052,394
Cash segregated under federal regulations		338,582,940
Securities borrowed		349,000
Receivable from brokers, dealers and clearing organizations		92,098,420
Receivable from customers		134,952,775
Receivable from related parties		12,236
Receivable from Parent		279,878
Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $109,623)		378,615
Goodwill		3,446,900
Deferred tax asset		105,251
Other assets		1,021,533
Total assets	$	573,279,942
Liabilities and member's equity		
Short-term borrowing with affiliate	$	57,392,461
Other short-term borrowings		75,893,000
Payable to brokers, dealers and clearing organizations		28,057,972
Payable to customers		329,368,313
Payable to fully-disclosed correspondents		24,707,665
Accrued expenses, compensation and other liabilities		15,123,173
Total liabilities		530,542,584
Member's equity		42,737,358
Total liabilities and member's equity	$	573,279,942

The accompanying notes are an integral part of the statement of financial condition.

1. Organization and Description of Business

Clearview Correspondent Services, LLC (the "Company") was established during 2006 as a broker-dealer to provide correspondent clearing services to other broker-dealers and entities involved in the securities industry. Operations commenced in October 2007. The Company is a wholly owned subsidiary of BB&T Corporation ("Parent"), sole member. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is subject to regulatory oversight by the Financial Industry Regulatory Authority ("FINRA").

As a correspondent clearing firm, the Company provides clearing services to affiliated and unaffiliated broker-dealers on a fully-disclosed basis. As such, the Company will not carry customer accounts of its own, but will only accept accounts introduced by an introducing firm. The Company is an affiliate of Scott and Stringfellow, LLC, which comprises 96% of the Company's transaction revenue in 2008.

2. Summary of Significant Accounting Policies

Basis of presentation
The financial statements are presented in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts and disclosures. These estimates and assumptions are based on judgment and available information, and consequently, actual results could be materially different from these estimates. The more significant estimates relate to impairment analysis of goodwill and accrued expenses.

Cash
Cash represents amounts on deposit with banks that are not subject to segregation under federal regulation.

Securities borrowed
Securities borrowed for cash collateral are included in the Statement of Financial Condition at the amount of cash advanced in connection with the transactions. Interest expense is recorded on an accrual basis. The Company measures the market value of the securities borrowed against the collateral on a daily basis, and additional collateral is obtained or excess is returned to ensure that such transactions are appropriately collateralized.

Customer securities transactions
Customer securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. The Company monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when deemed appropriate. A substantial portion of receivables is due from customers residing in the southeastern United States of America.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are recorded at cost. Depreciation of furniture and equipment and amortization of leasehold improvements, is based on both straight-line and accelerated methods over the estimated useful lives of the assets (ranging from 3 to 7 years) or the terms of the leases. Gains and losses incurred upon the disposition of furniture, equipment and leasehold improvements are reflected in earnings.

Goodwill
Goodwill represents the excess of purchase price over the fair value of the net assets acquired. Goodwill is not amortized but is subject to an annual impairment test. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. The recoverability of goodwill is also evaluated if events or circumstances indicate a possible impairment. Through December 31, 2008, the Company did not record any goodwill impairment based on its testing.

Income taxes
Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from financial statement carrying values of assets and liabilities and their tax bases. In the event of changes in the tax laws, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with the cumulative effects included in the current year's income tax provision.

The Company's operating results are included in the federal income tax return of the Corporation. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and the Corporation. The amount of current tax or benefit calculated is either remitted to or received from the Corporation. The allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method. The Company has evaluated the requirements of the Financial Account Standards Board Interpretation No. 48 and did not have any unrecognized tax benefits and did not have any interest or penalties accrued as of December 31, 2008.

Recent Accounting Pronouncements
In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active," ("FSP 157-3"). FSP 157-3 clarifies the application of SFAS No. 157 in determining the fair value of a financial asset during periods of inactive markets. FSP 157-3 was effective as of September 30, 2008 and did not have a material impact on the Company's financial statements.

3. Cash Segregated under Federal Regulations

At December 31, 2008, cash of $338,582,940 was segregated in special reserve bank accounts for the exclusive benefit of customers under the SEC's "Customer Protection: Reserves and Custody of Securities" Rule 15c3-3 (SEC Rule 15c3-3). This rule provides a detailed reserve formula for determining the reserve bank account requirement. The reserve is calculated as the excess of customer-related credits over customer-related debits. At December 31, 2008, the excess of these total credits over total debits was $225,830,761.

The Company computes a reserve requirement for the proprietary accounts of introducing brokers (PAIB). At December 31, 2008, the Company had a PAIB deposit of $81,059,676 and a PAIB deposit requirement of $71,122,417.

4. Receivables From and Payables To Brokers, Dealers and Clearing Organizations

The balances shown as receivables from and payables to brokers, dealers and clearing organizations represent amounts due for security transactions made in connection with the Company's normal trading and borrowing activities. Securities failed to deliver and receive represent the contract value of securities not delivered or received on settlement date. Balances at December 31, 2008 were as follows:

	Receivable	Payable
Trade date versus settlement date on security transactions	$ 55,410,384	$ -
Fails to deliver and receive	15,747,897	19,961,610
Clearing organizations	5,468,724	648,311
Other	15,471,415	89,548,177
Total	$ 92,098,420	$ 110,158,098

The total payable consists of Short-term borrowing with affiliate in the amount of $57,392,461, Payable to brokers, dealers and clearing organizations in the amount of $28,057,972, and Payable to fully-disclosed clearing firms in the amount of $24,707,665.

5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following at December 31, 2008:

Furniture and equipment	$	69,153
Alterations and improvements		90,586
Computer equipment		69,432
Computer software		259,067
Less: accumulated depreciation		(109,623)
Total	$	378,615

6. Short-Term Borrowings

The Company maintains a demand loan with an established financial institution equal to the greater of $100,000,000 or available collateral. As of December 31, 2008, $75,893,000 was outstanding with an interest rate which ranged from 1.64% to 4.60% per annum, throughout 2008. The demand loan can be collateralized with customers' securities pledged for margin loans and securities held for correspondent broker/dealer accounts. As of December 31, 2008, securities collateralizing the loan outstanding were $79,692,295, which reside on the correspondent broker/dealer financials, primarily with Scott and Stringfellow, LLC. There is no established maturity date under the agreement with this institution. Additional bank lines of credit are available on a short-term basis.

7. Income Taxes

The tax effects of temporary differences that give rise to the deferred tax assets, included in the Statement of Financial Condition, at December 31, 2008, are presented below:

Deferred tax assets:		
Deferred compensation	$	77,234
Depreciation		14,766
Intangibles		1,893
Equity-based compensation		11,358
Total deferred tax assets	$	105,251

The Company has no valuation allowance for deferred tax assets based on management's belief that it is more likely than not that the deferred tax assets will be realized.

8. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $1,500,000.

At December 31, 2008, the Company had net capital of $36,877,141, which was $33,638,146 in excess of its minimum net capital requirement of $3,238,995. Net capital as a percent of aggregate debit balances was 22.77% at December 31, 2008.

9. Benefit Plans

The Corporation offers a 401(k) Savings Plan that permits employees to contribute from 1% to 50% of their cash compensation. For regular employees who are 21 years of age or older with one year or more of service, the Corporation makes matching contributions of up to 6% of the employee's compensation.

10. Related Party Transactions

Scott and Stringfellow, LLC provides management, consulting and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of the Company, as well as other administrative services.

At December 31, 2008 the Company had a payable to Scott and Stringfellow, LLC in the amount of $81,441,890. Of this amount, $57,392,461 was a result of securities purchased and sold for Scott and Stringfellow, LLC. The remaining $24,049,429 resulted from unsettled operational amounts, such as customer margin interest and commissions due to Scott and Stringfellow, LLC, and is part of the $24,707,665 balance of Payable to fully-disclosed correspondents in the Statement of Financial Condition.

The Parent provides management, consulting and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of the Company, as well as payroll and other administrative services.

At December 31, 2008, the Company had several bank accounts with the Parent, or other subsidiaries of the Parent with a net balance of $1,688,280 in Cash and $13,003,801 in Cash segregated under federal regulations. The Company had accrued income receivable from the Parent in the amount of $279,878 at December 31, 2008 and is included in Receivable from Parent in the Statement of Financial Condition. Other miscellaneous receivables from the Parent totaled $49,166 at December 31, 2008 and are included in Other assets in the Statement of Financial Condition.

11. Financial Instruments with Off-Statement of Financial Condition Risk

In the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions. These activities may expose the Company to off-statement of financial condition credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

The Company seeks to control the risks associated with its customer activities, including customer accounts of its correspondents for which it provides clearing services, by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The required margin levels are monitored daily and, pursuant to such guidelines, customers are required to deposit additional collateral or to reduce positions when necessary.

A portion of the Company's customer activity involves short sales and the writing of option contracts. Such transactions may require the Company to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the normal course of business, the Company is indemnified and guaranteed by correspondents, against specified potential losses in connection with the Company acting as an agent of, or providing services to, the correspondents.

At December 31, 2008, approximate market values of collateral received that can be sold or repledged by the Company were:

Sources of Collateral	Market Value
Customer securities available under rehypothecation agreements	$ 79,692,295
Total sources of collateral	$ 79,692,295

12. Litigation

Due to the nature of its business, the Company is subject to various threatened or pending legal actions. Although the amount of the ultimate exposure, if any, cannot be determined at this time, the Company, based upon legal advice of counsel, does not expect the final outcome of threatened or pending suits to have a material adverse effect on its financial position or results of operations.